Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2023	October 31, 2022	January 31, 2022
Interest, Dividend and Fee Income
Loans	$8,194	$6,875	$4,081
Securities (Note 2)	2,138	1,766	1,067
Deposits with banks	1,039	483	58
	11,371	9,124	5,206
Interest Expense
Deposits	5,283	3,409	705
Subordinated debt	101	74	45
Other liabilities	1,966	1,874	437
	7,350	5,357	1,187
Net Interest Income	4,021	3,767	4,019
Non-Interest Revenue
Securities commissions and fees	263	257	282
Deposit and payment service charges	316	319	329
Trading revenues (Note 12)	(1,283)	4,797	799
Lending fees	382	370	385
Card fees	147	143	131
Investment management and custodial fees	439	431	466
Mutual fund revenues	313	309	356
Underwriting and advisory fees	208	231	434
Securities gains, other than trading (Note 2)	75	(28)	138
Foreign exchange gains, other than trading	54	53	22
Insurance revenue	1,331	(218)	192
Share of profit (loss) in associates and joint ventures	69	59	66
Other	135	80	104
	2,449	6,803	3,704
Total Revenue	6,470	10,570	7,723
Provision for Credit Losses (Note 3)	217	226	(99)
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	1,193	(369)	81
Non-Interest Expense
Employee compensation	2,566	2,274	2,299
Premises and equipment	955	1,039	828
Amortization of intangible assets	163	156	150
Advertising and business development	140	161	106
Communications	74	72	64
Professional fees	232	271	155
Other	291	803	244
	4,421	4,776	3,846
Income Before Provision for Income Taxes	639	5,937	3,895
Provision for income taxes (Note 10)	392	1,454	962
Net Income	$247	$4,483	$2,933
Earnings Per Common Share (Canadian $) (Note 9)
Basic	$0.30	$6.52	$4.44
Diluted	0.30	6.51	4.43
Dividends per common share	1.43	1.39	1.33
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2023	October 31, 2022	January 31, 2022
Net Income	$247	$4,483	$2,933
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	142	(218)	(62)
Reclassification to earnings of (gains) losses during the period (2)	(6)	19	(28)
	136	(199)	(90)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	1,124	(2,634)	(478)
Reclassification to earnings of (gains) losses on derivatives designated as cash flow hedges during the period (4)	235	14	(138)
	1,359	(2,620)	(616)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(850)	2,149	808
Unrealized gains (losses) on hedges of net foreign operations (5)	23	(115)	(128)
Reclassification to earnings of net losses related to divestitures (6)	-	-	29
	(827)	2,034	709
Items that will not be reclassified to net income
Net unrealized gains on fair value through OCI equity securities arising during the period (7)	-	-	2
Net gains (losses) on remeasurement of pension and other employee future benefit plans (8)	(64)	148	162
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	(410)	263	66
	(474)	411	230
Other Comprehensive Income (Loss), net of taxes	194	(374)	233
Total Comprehensive Income	$441	$4,109	$3,166

(1)	Net of income tax (provision) recovery of $ (48) million, $76 million, $22 million for the three months ended.
(2)	Net of income tax provision (recovery) of $ 2 million, $(6) million, $10 million for the three months ended.
(3)	Net of income tax (provision) recovery of $ (317) million, $952 million, $172 million for the three months ended.
(4)	Net of income tax provision (recovery) of $ (104) million, $(5) million, $50 million for the three months ended.
(5)	Net of income tax (provision) recovery of $ (59) million, $41 million, $48 million for the three months ended.
(6)	Net of income tax (provision) of na , na, $ nil million for the three months ended.
(7)	Net of income tax (provision) recovery of $nil million, $(1) million, $nil million for the three months ended.
(8)	Net of income tax (provision) recovery of $2 million, $(54) million, $(60) million for the three months ended.
(9)	Net of income tax (provision) recovery of $ 139 million, $(95) million, and $(24) million for the three m o nths ended.
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2023	October 31, 2022	January 31, 2022
Assets
Cash and Cash Equivalents	$103,342	$87,466	$50,123
Interest Bearing Deposits with Banks	5,080	5,734	8,573
Securities (Note 2)
Trading	110,728	108,177	118,641
Fair value through profit or loss	14,739	13,641	14,663
Fair value through other comprehensive income	48,365	43,561	43,071
Debt securities at amortized cost	105,784	106,590	98,456
Investments in associates and joint ventures	1,411	1,293	1,234
	281,027	273,262	276,065
Securities Borrowed or Purchased Under Resale Agreements	118,531	113,194	117,444
Loans (Note 3)
Residential mortgages	151,294	148,880	137,382
Consumer instalment and other personal	84,184	86,103	79,080
Credit cards	9,841	9,663	8,050
Business and government	303,582	309,310	262,253
	548,901	553,956	486,765
Allowance for credit losses (Note 3)	(2,638)	(2,617)	(2,405)
	546,263	551,339	484,360
Other Assets
Derivative instruments	33,294	48,160	34,827
Customers’ liability under acceptances	13,636	13,235	12,803
Premises and equipment	4,865	4,841	4,550
Goodwill	5,260	5,285	4,957
Intangible assets	2,277	2,193	2,071
Current tax assets	1,815	1,421	1,615
Deferred tax assets	1,392	1,175	1,027
Other	28,924	31,894	24,757
	91,463	108,204	86,607
Total Assets	$1,145,706	$1,139,199	$1,023,172
Liabilities and Equity
Deposits (Note 4)	$787,376	$769,478	$704,949
Other Liabilities
Derivative instruments	44,090	59,956	29,825
Acceptances	13,636	13,235	12,803
Securities sold but not yet purchased	45,226	40,979	36,760
Securities lent or sold under repurchase agreements	101,484	103,963	107,979
Securitization and structured entities’ liabilities	26,336	27,068	25,158
Current tax liabilities	200	425	192
Deferred tax liabilities	136	102	135
Other	44,152	44,805	37,086
	275,260	290,533	249,938
Subordinated Debt (Note 4)	8,156	8,150	8,481
Total Liabilities	$1,070,792	$1,068,161	$963,368
Equity
Preferred shares and other equity instruments (Note 5)	6,958	6,308	5,558
Common shares (Note 5)	21,637	17,744	13,625
Contributed surplus	335	317	319
Retained earnings	44,238	45,117	37,513
Accumulated other comprehensive income	1,746	1,552	2,789
Total Equity	74,914	71,038	59,804
Total Liabilities and Equity	$1,145,706	$1,139,199	$1,023,172
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2023	January 31, 2022
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$6,308	$5,558
Issued during the period	650	-
Balance at End of Period	6,958	5,558
Common Shares (Note 5)
Balance at beginning of period	17,744	13,599
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	346	-
Issued under the Stock Option Plan	23	22
Treasury shares sold	11	4
Issued to align capital position with increased regulatory requirements as announced by OSFI (Note 5)	3,360	-
Issued for the acquisition of Radicle Group Inc. (Notes 5 and 12)	153	-
Balance at End of Period	21,637	13,625
Contributed Surplus
Balance at beginning of period	317	313
Stock option expense, net of options exercised	14	5
Other	4	1
Balance at End of Period	335	319
Retained Earnings
Balance at beginning of period	45,117	35,497
Net income	247	2,933
Dividends on preferred shares and distributions payable on other equity instruments	(38)	(55)
Dividends on common shares	(1,015)	(862)
Equity issue expense and premium paid on redemption of preferred shares	(73)	-
Balance at End of Period	44,238	37,513
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(359)	171
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	142	(62)
Unrealized gains on fair value through OCI equity securities arising during the period	-	2
Reclassification to earnings of (gains) during the period	(6)	(28)
Balance at End of Period	(223)	83
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(5,129)	185
Gains (losses) on derivatives designated as cash flow hedges arising during the period	1,124	(478)
Reclassification to earnings of losses (gains) on derivatives designated as cash flow hedges during the period	235	(138)
Balance at End of Period	(3,770)	(431)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,168	2,269
Unrealized gains (losses) on translation of net foreign operations	(850)	808
Unrealized gains (losses) on hedges of net foreign operations	23	(128)
Reclassification to earnings of net losses related to divestitures (Note 12)	-	29
Balance at End of Period	4,341	2,978
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	944	285
Gains (losses) on remeasurement of pension and other employee future benefit plans	(64)	162
Balance at End of Period	880	447
Accumulated Other Comprehensive Income (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	928	(354)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(410)	66
Balance at End of Period	518	(288)
Total Accumulated Other Comprehensive Income	1,746	2,789
Total Equity	$74,914	$59,804
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2023	January 31, 2022
Cash Flows from Operating Activities
Net Income	$247	$2,933
Adjustments to determine net cash flows provided by (used in) operating activities:
Securities (gains), other than trading (Note 2)	(75)	(138)
Depreciation of premises and equipment	203	195
Depreciation of other assets	19	28
Amortization of intangible assets	163	150
Provision for (recovery of) credit losses (Note 3)	217	(99)
Deferred taxes	(48)	183
Net loss on divestitures	-	29
Changes in operating assets and liabilities:
Net (increase) in trading securities	(3,804)	(12,747)
Change in derivative instruments – decrease in derivative asset	17,687	3,218
– (decrease) in derivative liability	(15,995)	(2,746)
Net (increase) decrease in current tax asset	(461)	31
Net (decrease) in current tax liability	(219)	(42)
Change in accrued interest – (increase) decrease in interest receivable	(256)	56
– increase (decrease) in interest payable	1,190	(71)
Changes in other items and accruals, net	48	(6,002)
Net increase in deposits	24,604	8,895
Net (increase) in loans	(191)	(21,630)
Net increase in securities sold but not yet purchased	4,523	4,421
Net increase (decrease) in securities lent or sold under repurchase agreements	(1,071)	8,854
Net (increase) in securities borrowed or purchased under resale agreements	(6,405)	(8,550)
Net (decrease) in securitization and structured entities’ liabilities	(552)	(481)
Net Cash Provided by (Used in) Operating Activities	19,824	(23,513)
Cash Flows from Financing Activities
Net increase in liabilities of subsidiaries	-	3,795
Proceeds from issuance of covered bonds	1,636	3,925
Redemption/buyback of covered bonds	(2,168)	(2,222)
Proceeds from issuance of subordinated debt (Note 4)	-	1,587
Proceeds from issuance of preferred shares, net of issuance costs (Note 5)	648	-
Net proceeds from issuance of common shares (Note 5)	3,298	17
Net proceeds from the sale of treasury shares	11	4
Cash dividends and distributions paid	(671)	(746)
Repayment of lease liabilities	(71)	(57)
Net Cash Provided by Financing Activities	2,683	6,303
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	546	(72)
Purchases of securities, other than trading	(15,427)	(53,325)
Maturities of securities, other than trading	4,679	7,191
Proceeds from sales of securities, other than trading	4,529	18,400
Premises and equipment – net (purchases)	(174)	(135)
Purchased and developed software – net (purchases)	(193)	(134)
Acquisition of Radicle Group Inc. (Note 12)	(42)	-
Net proceeds from divestitures	-	1,218
Net Cash (Used in) Investing Activities	(6,082)	(26,857)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(549)	929
Net increase (decrease) in Cash and Cash Equivalents	15,876	(43,138)
Cash and Cash Equivalents at Beginning of Period	87,466	93,261
Cash and Cash Equivalents at End of Period	$103,342	$50,123
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (1)	$6,145	$1,228
Income taxes paid in the period	$1,326	$545
Interest received in the period	$10,755	$4,818
Dividends received in the period	$451	$424

(1)	Includes dividends paid on securities sold but not yet purchased.
  The accompanying notes are an integral part of these interim consolidated financial statements.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group First Quarter Report 2023

Notes to Interim Financial Statements
January 31, 2023 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2022. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2022. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2023.
Interbank Offered Rate (IBOR) Reform
The transition from London Interbank rates (LIBORs) and other IBORs to alternative reference rates continues, with no significant changes to the project or transition risks from our disclosure in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022.
As we approach the June 30, 2023 cessation date for the remaining USD LIBOR settings, our overall USD LIBOR exposures continue to decline and our USD LIBOR derivative exposures will largely transition when central counterparties convert existing LIBOR trades to Secured Overnight Financing Rate.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and restructuring charges; transfer of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook for Canada and the U.S. is subject to several risks that could lead to a severe downturn, including, persistent high inflation and significant further increases in interest rates, an escalation of the conflict in Ukraine, rising geopolitical tensions between the U.S. and China, and the pandemic. A significant housing market correction could also occur if monetary policy becomes overly restrictive to control inflation. The impact on BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at January 31, 2023.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.
In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States (U.S.) and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit

BMO Financial Group First Quarter Report 2023

judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecasts and the probability weight assigned to each forecast scenario.
Additional information regarding the allowance for credit losses is included in Note 3.
Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $14,739 million ($13,641 million as at October 31, 2022) are comprised of $4,613 million mandatorily measured at fair value and $10,126 million investment securities held by insurance subsidiaries designated at fair value ($4,410 million and $9,231 million, respectively, as at October 31, 2022).
Our fair value through other comprehensive income (FVOCI) securities totalling $48,365 million ($43,561 million as at October 31, 2022), are net of an allowance for credit losses of $2 million ($3 million as at October 31, 2022).
Amortized cost securities totalling $105,784 million ($106,590 million as at October 31, 2022), are net of an allowance for credit losses of $1 million ($3 million as at October 31, 2022).
Amortized Cost Securities
The following table summarizes the carrying value and fair value for amortized cost debt securities:

(Canadian $ in millions)	January 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	6,896	6,895	7,136	7,129
Canadian provincial and municipal governments	5,566	5,592	5,588	5,583
U.S. federal government	57,892	52,145	59,245	51,717
U.S. states, municipalities and agencies	106	106	109	105
Other governments	1,370	1,363	1,387	1,377
NHA MBS, U.S. agency MBS and CMO (1)	31,838	28,702	31,013	26,864
Corporate debt	2,116	2,056	2,112	2,057
Total	105,784	96,859	106,590	94,832

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

  The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	January 31, 2023				October 31, 2022
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,889	82	105	13,866	12,498	11	208	12,301
Canadian provincial and municipal governments	4,863	33	95	4,801	4,724	6	159	4,571
U.S. federal government	3,020	22	197	2,845	3,403	-	293	3,110
U.S. states, municipalities and agencies	4,466	9	91	4,384	3,863	5	154	3,714
Other governments	6,542	15	69	6,488	6,532	4	125	6,411
NHA MBS	1,641	3	9	1,635	1,376	1	14	1,363
U.S. agency MBS and CMO	10,528	8	204	10,332	8,196	12	303	7,905
Corporate debt	3,957	7	106	3,858	4,203	25	195	4,033
Corporate equity	125	31	-	156	122	31	-	153
Total	49,031	210	876	48,365	44,917	95	1,451	43,561
  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended
	January 31, 2023	January 31, 2022
FVOCI	479	96
Amortized cost	531	172
Total	1,010	268

BMO Financial Group First Quarter Report 2023

Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended
	January 31, 2023	January 31, 2022
FVTPL securities	62	102
FVOCI securities - realized gains (losses) (1)	11	36
Impairment recovery	2	-
Securities gains, other than trading	75	138

(1)	Gains (losses) are net of (losses) gains on hedge contracts.
Interest and dividend income and gains (losses) on securities held in our Insurance business are recorded in non-interest
revenue, insurance revenue, in our Consolidated Statement of Income. These include:
•	Interest and dividend income of $108 million and $95 million for the three months ended January 31, 2023 and 2022, respectively. Interest income is calculated using the effective interest method;
•	Gains (losses) from securities designated as FVTPL of $560 million and $(244) million for the three months ended January 31, 2023 and 2022, respectively; and
•	Realized gains from FVOCI securities were $nil million for the three months ended January 31, 2023 and 2022.

BMO Financial Group First Quarter Report 2023

Note 3: Loans and Allowance for Credit Losses
Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at January 31, 2023 and October 31, 2022. Stage 1 represents those performing loans carried with up to a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)	January 31, 2023				October 31, 2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	20	-	-	20	7	-	-	7
Very low	79,344	138	-	79,482	94,743	81	-	94,824
Low	48,113	10,395	-	58,508	31,617	3,134	-	34,751
Medium	6,785	3,210	-	9,995	13,474	3,871	-	17,345
High	245	1,567	-	1,812	138	341	-	479
Not rated	1,122	49	-	1,171	1,126	53	-	1,179
Impaired	-	-	306	306	-	-	295	295
Gross residential mortgages	135,629	15,359	306	151,294	141,105	7,480	295	148,880
Allowance for credit losses	50	94	8	152	59	66	10	135
Carrying amount	135,579	15,265	298	151,142	141,046	7,414	285	148,745
Loans: Consumer instalment and other personal
Exceptionally low	1,502	3	-	1,505	1,792	35	-	1,827
Very low	39,537	103	-	39,640	33,554	83	-	33,637
Low	22,111	924	-	23,035	24,369	1,307	-	25,676
Medium	8,350	5,052	-	13,402	13,536	4,633	-	18,169
High	673	1,775	-	2,448	873	1,525	-	2,398
Not rated	3,780	35	-	3,815	4,052	32	-	4,084
Impaired	-	-	339	339	-	-	312	312
Gross consumer instalment and other personal	75,953	7,892	339	84,184	78,176	7,615	312	86,103
Allowance for credit losses	100	299	112	511	101	288	102	491
Carrying amount	75,853	7,593	227	83,673	78,075	7,327	210	85,612
Loans: Credit cards (1)
Exceptionally low	2,689	-	-	2,689	2,920	-	-	2,920
Very low	439	-	-	439	442	1	-	443
Low	1,591	52	-	1,643	1,569	51	-	1,620
Medium	3,167	827	-	3,994	2,918	792	-	3,710
High	372	617	-	989	316	563	-	879
Not rated	85	2	-	87	90	1	-	91
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	8,343	1,498	-	9,841	8,255	1,408	-	9,663
Allowance for credit losses	77	226	-	303	69	207	-	276
Carrying amount	8,266	1,272	-	9,538	8,186	1,201	-	9,387
Loans: Business and government (2)
Acceptable
Investment grade	185,720	5,102	-	190,822	187,245	6,765	-	194,010
Sub-investment grade	95,331	23,436	-	118,767	98,451	22,390	-	120,841
Watchlist	-	6,247	-	6,247	-	6,310	-	6,310
Impaired	-	-	1,382	1,382	-	-	1,384	1,384
Gross business and government	281,051	34,785	1,382	317,218	285,696	35,465	1,384	322,545
Allowance for credit losses	613	652	407	1,672	608	675	432	1,715
Carrying amount	280,438	34,133	975	315,546	285,088	34,790	952	320,830
Gross total loans and acceptances	500,976	59,534	2,027	562,537	513,232	51,968	1,991	567,191
Net total loans and acceptances	500,136	58,263	1,500	559,899	512,395	50,732	1,447	564,574
Commitments and financial guarantee contracts
Acceptable
Investment grade	181,687	1,759	-	183,446	182,153	5,134	-	187,287
Sub-investment grade	43,867	13,338	-	57,205	45,920	14,047	-	59,967
Watchlist	-	2,072	-	2,072	2	2,176	-	2,178
Impaired	-	-	334	334	-	-	292	292
Allowance for credit losses	198	181	11	390	194	174	13	381
Carrying amount (3)(4)	225,356	16,988	323	242,667	227,881	21,183	279	249,343

(1)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(2)	Includes customers’ liability under acceptances.
(3)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(4)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.
Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,028 million at January 31, 2023 ($2,998 million as at October 31, 2022) of which $2,638 million ($2,617 million as at October 31, 2022) was recorded in loans and $390 million ($381 million as at October 31, 2022) was recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group First Quarter Report 2023

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.
The following
tables show the continuity in the loss allowance by product type for the three months ended January 31, 2023 and January 31, 2022. Transfers represent the amount of expected credit loss (ECL) that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

(Canadian $ in millions)
For the three months ended	January 31, 2023				January 31, 2022
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages

Balance as at beginning of period	59	67	16	142	46	40	19	105
Transfer to Stage 1	24	(24)	-	-	11	(10)	(1)	-
Transfer to Stage 2	(9)	10	(1)	-	(1)	3	(2)	-
Transfer to Stage 3	-	(2)	2	-	-	(2)	2	-
Net remeasurement of loss allowance	(7)	30	2	25	(11)	10	3	2
Loan originations	7	-	-	7	5	-	-	5
Derecognitions and maturities	(1)	(1)	-	(2)	(1)	(2)	-	(3)
Model changes	(24)	17	-	(7)	-	-	-	-
Total Provision for Credit Losses (PCL) (1)	(10)	30	3	23	3	(1)	2	4
Write-offs (2)	-	-	(3)	(3)	-	-	(1)	(1)
Recoveries of previous write-offs	-	-	1	1	-	-	1	1
Foreign exchange and other	1	(1)	(4)	(4)	-	1	(4)	(3)
Balance as at end of period	50	96	13	159	49	40	17	106
Loans: Consumer instalment and other personal
Balance as at beginning of period	111	304	102	517	128	357	91	576
Transfer to Stage 1	60	(58)	(2)	-	58	(56)	(2)	-
Transfer to Stage 2	(11)	20	(9)	-	(9)	15	(6)	-
Transfer to Stage 3	(1)	(22)	23	-	(1)	(23)	24	-
Net remeasurement of loss allowance	(40)	77	50	87	(55)	40	18	3
Loan originations	12	-	-	12	16	-	-	16
Derecognitions and maturities	(3)	(7)	-	(10)	(6)	(11)	-	(17)
Model changes	(16)	3	-	(13)	-	-	-	-
Total PCL (1)	1	13	62	76	3	(35)	34	2
Write-offs (2)	-	-	(62)	(62)	-	-	(50)	(50)
Recoveries of previous write-offs	-	-	15	15	-	-	18	18
Foreign exchange and other	(1)	(1)	(5)	(7)	-	2	(2)	-
Balance as at end of period	111	316	112	539	131	324	91	546
Loans: Credit cards
Balance as at beginning of period	115	250	-	365	114	245	-	359
Transfer to Stage 1	40	(40)	-	-	51	(51)	-	-
Transfer to Stage 2	(9)	9	-	-	(10)	10	-	-
Transfer to Stage 3	(1)	(33)	34	-	-	(29)	29	-
Net remeasurement of loss allowance	(36)	90	34	88	(57)	45	12	-
Loan originations	18	-	-	18	13	-	-	13
Derecognitions and maturities	(1)	(5)	-	(6)	(2)	(6)	-	(8)
Model changes	-	-	-	-	2	(8)	-	(6)
Total PCL (1)	11	21	68	100	(3)	(39)	41	(1)
Write-offs (2)	-	-	(80)	(80)	-	-	(57)	(57)
Recoveries of previous write-offs	-	-	19	19	-	-	20	20
Foreign exchange and other	-	(2)	(7)	(9)	2	-	(4)	(2)
Balance as at end of period	126	269	-	395	113	206	-	319
Loans: Business and government
Balance as at beginning of period	746	789	439	1,974	662	855	401	1,918
Transfer to Stage 1	87	(86)	(1)	-	93	(65)	(28)	-
Transfer to Stage 2	(30)	75	(45)	-	(16)	57	(41)	-
Transfer to Stage 3	(1)	(30)	31	-	-	(8)	8	-
Net remeasurement of loss allowance	(114)	64	78	28	(129)	(54)	70	(113)
Loan originations	81	-	-	81	118	-	-	118
Derecognitions and maturities	(41)	(51)	-	(92)	(41)	(59)	-	(100)
Model changes	-	-	-	-	1	(6)	-	(5)
Total PCL (1)	(18)	(28)	63	17	26	(135)	9	(100)
Write-offs (2)	-	-	(76)	(76)	-	-	(27)	(27)
Recoveries of previous write-offs	-	-	11	11	-	-	7	7
Foreign exchange and other	23	10	(24)	9	12	15	(4)	23
Balance as at end of period	751	771	413	1,935	700	735	386	1,821
Total as at end of period	1,038	1,452	538	3,028	993	1,305	494	2,792
Comprised of: Loans	840	1,271	527	2,638	786	1,138	481	2,405
Other credit instruments (3)	198	181	11	390	207	167	13	387

(1)	Excludes PCL on other assets of $1 million for the three months ended January 31, 2023 ($(4) million recovery for the three months ended January 31, 2022).
(2)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(3)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group First Quarter Report 2023

Loans and allowance for credit losses by geographic region as at January 31, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)	January 31, 2023				October 31, 2022
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	343,834	378	1,123	342,333	342,430	363	1,102	340,965
United States	193,516	144	975	192,397	200,439	176	959	199,304
Other countries	11,551	5	13	11,533	11,087	5	12	11,070
Total	548,901	527	2,111	546,263	553,956	544	2,073	551,339

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $11 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2022).
(3)	Excludes allowance for credit losses on performing loans of $379 million for other credit instruments, which is included in other liabilities ($368 million as at October 31, 2022).
Impaired (Stage 3) loans, including the related allowances, as at January 31, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)			January 31, 2023			October 31, 2022
	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)	Gross impaired amount (3)	Allowance for credit losses on impaired loans (4)	Net impaired amount (3)
Residential mortgages	306	8	298	295	10	285
Consumer instalment and other personal	339	112	227	312	102	210
Business and government (1)	1,382	407	975	1,384	432	952
Total	2,027	527	1,500	1,991	544	1,447
By geographic region (2):
Canada	1,196	378	818	1,158	363	795
United States	818	144	674	820	176	644
Other countries	13	5	8	13	5	8
Total	2,027	527	1,500	1,991	544	1,447

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Gross impaired loans and net impaired loans exclude purchased credit impaired loans.
(4)	Excludes allowance for credit losses on impaired loans of $11 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2022).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value.

The following table presents loans that are past due but not classified as impaired as at January 31, 2023 and October 31, 2022. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)		January 31, 2023			October 31, 2022
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	414	10	424	411	19	430
Credit card, consumer instalment and other personal	423	86	509	392	84	476
Business and government	219	11	230	198	38	236
Total	1,056	107	1,163	1,001	141	1,142
  Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $14 million and $43 million as at January 31, 2023 and October 31, 2022, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.
The benign scenario as at January 31, 2023 involves a materially stronger economic environment than the base case forecast, with a considerably lower unemployment rate.
As at January 31, 2023, our base case scenario depicts weaker economic growth in both Canada and the U.S., as growth is tempered by high inflation, rapidly-rising interest rates, and weaker global demand. In contrast, our base case economic forecast as at October 31, 2022, depicted a stronger economic forecast in both Canada and the United States over the projection period. If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,950 million as at January 31, 2023 ($1,900 million as at October 31, 2022), compared to the reported allowance for performing loans of $2,490 million ($2,441 million as at October 31, 2022).
As at January 31, 2023, our adverse economic scenario depicts a contracting economy, with annual average real GDP declining in both Canada and the U.S. The adverse case as at October 31, 2022 depicted a fairly similar economic environment in Canada and the U.S. If we assumed a
100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $3,250 million as at January 31, 2023 ($3,250 million as at October 31, 2022), compared to the reported allowance for performing loans of $2,490 million ($2,441 million as at October 31, 2022).

BMO Financial Group First Quarter Report 2023

Actual results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.
The following table shows the key economic variables used to estimate the allowance on performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at January 31, 2023						As at October 31, 2022
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	2.8%	2.4%	0.0%	1.6%	(3.5)%	1.2%	3.7%	2.2%	1.5%	1.1%	(2.3)%	0.4%
United States	2.6%	2.3%	0.0%	1.8%	(3.5)%	1.4%	2.4%	2.1%	0.2%	1.3%	(3.3)%	0.6%
Corporate BBB 10-year spread
Canada	1.9%	1.9%	2.4%	2.1%	4.2%	3.5%	1.9%	1.9%	2.4%	2.2%	3.7%	3.9%
United States	1.8%	1.9%	2.2%	2.1%	4.6%	3.4%	1.8%	1.9%	2.2%	2.2%	4.2%	3.9%
Unemployment rates
Canada	4.2%	3.7%	6.1%	6.4%	8.8%	9.6%	4.3%	3.6%	5.9%	6.5%	8.0%	9.9%
United States	2.9%	2.5%	4.8%	4.7%	7.5%	8.3%	3.2%	2.6%	4.2%	4.8%	6.5%	8.4%
Housing Price Index (2)
Canada (3)	(9.8)%	5.2%	(14.0)%	2.7%	(26.0)%	(5.0)%	(6.7)%	2.1%	(10.0)%	(1.0)%	(13.6)%	(8.0)%
United States (4)	(7.6)%	2.4%	(10.8)%	0.9%	(19.2)%	(4.3)%	1.6%	(0.7)%	(0.9)%	(2.6)%	(7.5)%	(8.4)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $1,900 million ($1,850 million as at October 31, 2022), compared to the reported allowance for performing loans of $2,490 million ($2,441 million as at October 31, 2022).
Note 4: Deposits and Subordinated Debt
Deposits

	Payable on demand		Payable after notice	Payable on a fixed date (2)(3)	January 31, 2023	October 31, 2022
(Canadian $ in millions)	Interest bearing	Non-interest bearing
Deposits by:
Banks (1)	3,967	1,983	1,550	22,115	29,615	30,901
Business and government	52,152	48,039	144,150	264,066	508,407	495,831
Individuals	3,776	35,471	113,278	96,829	249,354	242,746
Total (4)	59,895	85,493	258,978	383,010	787,376	769,478
Booked in:
Canada	50,418	75,558	123,143	278,444	527,563	515,290
United States	9,245	9,860	133,771	61,168	214,044	217,720
Other countries	232	75	2,064	43,398	45,769	36,468
Total	59,895	85,493	258,978	383,010	787,376	769,478

(1)	Includes regulated and central banks.
(2)
Includes $58,481 million of senior unsecured debt as at January 31, 2023 subject to the Bank Recapitalization
(Bail-In)
regime ($51,746 million as at October 31, 2022). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $31,120 million as at January 31, 2023 ($29,966 million as at October 31, 2022) can be early redeemed, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)
Includes $
383,976
 million of deposits denominated in U.S. dollars as at January 31, 2023 ($
384,080
 million as at October 31, 2022), and $
57,025
 million of deposits denominated in other foreign currencies ($
46,830
 million as at October 31, 2022).

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at January 31, 2023	244,815	56,393	43,396	344,604
As at October 31, 2022	230,475	50,542	34,241	315,258
The following table presents the maturity schedule for deposits payable on a fixed date and greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at January 31, 2023	45,998	31,946	57,018	109,853	244,815
As at October 31, 2022	46,792	28,826	55,288	99,569	230,475

BMO Financial Group First Quarter Report 2023

Subordinated Debt
During the three months ended January 31, 2023, we did not issue or redeem any subordinated debt.
Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	January 31, 2023			October 31, 2022
	Number of shares	Amount	Dividends declared per share	Number of shares	Amount	Dividends declared per share	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	0.24	20,000,000	500	0.96	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	0.23	16,000,000	400	0.91	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	0.24	12,000,000	300	0.96	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	0.19	8,000,000	200	0.76	Class B - Series 34	(2)(3)
Class B – Series 44	16,000,000	400	0.30	16,000,000	400	1.21	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	0.32	14,000,000	350	1.28	Class B - Series 47	(2)(3)
Class B – Series 50	500,000	500	-	500,000	500	24.64	Not convertible	(3)
Class B – Series 52 (11)	650,000	650	-	-	-	-	Not convertible	(3)
Preferred Shares - Classified as Equity		3,300			2,650
Other Equity Instruments
4.800 % Additional Tier 1 Capital Notes (AT1 Notes)		658			658		Variable number of common shares	(3)(5)
4.300 % Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250		Variable number of common shares	(3)(4) (5)
5.625 % Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750		Variable number of common shares	(3)(4) (5)
7.325 % Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000		Variable number of common shares	(3)(4) (5)
Other Equity Instruments		3,658			3,658
Preferred Shares and Other Equity Instruments		6,958			6,308
Common Shares (6)(7)(8)(9)(10)	709,664,228	21,637	1.43	677,106,878	17,744	5.44

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2022.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(3)
The instruments issued include a
non-viability
contingent capital provision (NVCC), which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, to qualify as regulatory capital under Basel III, (see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier. Non-cumulative dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of our NVCC Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, which are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances under which NVCC, including the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 for Series 1, Series 2 and Series 3 LRCNs, respectively, would be converted into common shares of the bank, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(5)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(6)
The stock options issued under the Stock Option Plan are convertible into 7,003,776 common shares as at January 31, 2023 (5,976,870 common shares as at October 31, 2022) of which 3,264,505 are exercisable as at January 31, 2023 (2,648,426 as at October 31, 2022).

(7)
During the three months ended January 31, 2023, we issued 2,676,317 common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (nil during the three months ended January 31, 2022) and we issued 294,326 common shares, under the Stock Option Plan (282,072 common shares during the three months ended January 31, 2022).

(8)	Common shares are net of 81,920 treasury shares as at January 31, 2023 (174,689 treasury shares as at October 31, 2022).
(9)	On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
(10)
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and
8,431,700 common shares for $1,000 million under private placement. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022 (refer to Note 7).

(11)	On January 31, 2023, we issued Class B - Series 52 Preferred Shares for $650 million.
Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Semi-annual distributions are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On January 31, 2023, we issued 650,000 Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares Series 52 (NVCC) at a price of $1,000 per share for gross proceeds of $650 million. For the initial fixed rate period to, but excluding May 26, 2028, the shares pay non-cumulative preferential fixed semi-annual cash dividends, as and when declared, in the amount of $
70.57
per share per annum, to yield
7.057
% annually. The dividend rate will reset on May 26, 2028 and every fifth year thereafter at a rate equal to the 5-year Government of Canada bond yield plus 4.250%.

BMO Financial Group First Quarter Report 2023

Common Shares
On
December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and
8,431,700 common shares for $1,000 million under private placement
. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total, we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022.

Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan) are issued by the bank from treasury with a
2
% discount, calculated in accordance with the terms of the Plan.
We issue
d 2,676,317 common shares under the Plan for the three months ended January 31, 2023 (nil for the three months ended January 31, 2022).
Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2022 for further discussion on the determination of fair value.

(Canadian $ in millions)	January 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	105,784	96,859	106,590	94,832

Loans (1)(2)
Residential mortgages	150,772	145,982	148,569	142,526
Consumer instalment and other personal	83,673	82,388	85,612	83,948
Credit cards	9,538	9,538	9,387	9,387
Business and government	295,656	294,345	302,079	300,173
	539,639	532,253	545,647	536,034

Deposits (3)	756,296	754,252	742,419	739,339
Securitization and structured entities’ liabilities (4)	24,716	24,125	25,816	24,989
Other liabilities (5)	3,992	3,304	4,088	3,181
Subordinated debt	8,156	7,979	8,150	7,743
  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, certain other assets, certain other liabilities, acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of allowances for credit losses.
(2)
Excludes $370

million of residential mortgages classified as FVTPL, $6,229 million of business and government loans classified as FVTPL and $61 million of business and government loans classified as FVOCI ($176 million, $5,496 million and $60 million, respectively, as at October 31, 2022).

(3)
Excludes $30,303 million of structured note liabilities ($26,305 million as at October 31, 2022), $603 million of structured deposits ($536 million as at October 31, 2022) and $174 million of metals deposits ($218 million as at October 31, 2022) measured at fair value.

(4)	Excludes $1,620 million of securitization and structured note entities’ liabilities classified as FVTPL ($1,252 million as at October 31, 2022).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.
Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2023

The extent
of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, residential mortgages, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)			January 31, 2023		October 31, 2022
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	7,292	4,402	-	11,694	6,981	3,955	-	10,936
Canadian provincial and municipal governments	1,868	4,078	-	5,946	1,120	4,990	-	6,110
U.S. federal government	9,678	9,787	-	19,465	7,326	9,373	-	16,699
U.S. states, municipalities and agencies	-	142	-	142	56	83	-	139
Other governments	1,565	2,180	-	3,745	1,085	2,885	-	3,970
NHA MBS, and U.S. agency MBS and CMO	-	17,195	595	17,790	-	13,327	985	14,312
Corporate debt	1,977	6,834	5	8,816	1,445	8,144	3	9,592
Trading loans	-	371	-	371	-	346	-	346
Corporate equity	42,759	-	-	42,759	46,073	-	-	46,073
	65,139	44,989	600	110,728	64,086	43,103	988	108,177
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	414	184	-	598	319	174	-	493
Canadian provincial and municipal governments	278	997	-	1,275	36	1,044	-	1,080
U.S. federal government	4	1	-	5	-	4	-	4
Other governments	-	88	-	88	-	87	-	87
NHA MBS, and U.S. agency MBS and CMO	-	8	-	8	-	8	-	8
Corporate debt	95	6,954	11	7,060	62	6,409	8	6,479
Corporate equity	1,540	4	4,161	5,705	1,440	6	4,044	5,490
	2,331	8,236	4,172	14,739	1,857	7,732	4,052	13,641
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	2,483	11,383	-	13,866	3,544	8,757	-	12,301
Canadian provincial and municipal governments	1,121	3,680	-	4,801	972	3,599	-	4,571
U.S. federal government	1,564	1,281	-	2,845	1,443	1,667	-	3,110
U.S. states, municipalities and agencies	-	4,383	1	4,384	-	3,713	1	3,714
Other governments	1,350	5,138	-	6,488	1,795	4,616	-	6,411
NHA MBS, and U.S. agency MBS and CMO	-	11,967	-	11,967	-	9,268	-	9,268
Corporate debt	240	3,618	-	3,858	355	3,678	-	4,033
Corporate equity	-	-	156	156	-	-	153	153
	6,758	41,450	157	48,365	8,109	35,298	154	43,561
Loans
Residential mortgages	-	370	-	370	-	176	-	176
Business and government loans	-	6,170	120	6,290	-	5,536	20	5,556
	-	6,540	120	6,660	-	5,712	20	5,732
Other Assets (1)	4,601	63	66	4,730	4,148	60	49	4,257
Fair Value Liabilities
Securities sold but not yet purchased	22,542	22,684	-	45,226	18,465	22,514	-	40,979
Structured note liabilities (2)	-	30,303	-	30,303	-	26,305	-	26,305
Structured deposits (3)	-	603	-	603	-	536	-	536
Other liabilities (4)	1,263	2,662	3	3,928	1,179	2,298	2	3,479
	23,805	56,252	3	80,060	19,644	51,653	2	71,299
Derivative Assets
Interest rate contracts	27	10,085	-	10,112	80	12,682	-	12,762
Foreign exchange contracts	1	14,817	-	14,818	21	22,475	26	22,522
Commodity contracts	1,063	2,551	13	3,627	1,514	4,810	-	6,324
Equity contracts	430	4,280	1	4,711	939	5,552	-	6,491
Credit default swaps	9	17	-	26	-	61	-	61
	1,530	31,750	14	33,294	2,554	45,580	26	48,160
Derivative Liabilities
Interest rate contracts	14	12,126	-	12,140	58	16,540	-	16,598
Foreign exchange contracts	12	16,387	12	16,411	2	25,108	-	25,110
Commodity contracts	1,145	1,339	-	2,484	1,523	2,066	-	3,589
Equity contracts	820	12,200	-	13,020	1,203	13,381	-	14,584
Credit default swaps	23	10	2	35	-	73	2	75
	2,014	42,062	14	44,090	2,786	57,168	2	59,956

(1)	Other assets include precious metals, segregated fund assets in our insurance business, certain receivables and other items measured at fair value.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)	This represents certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated at FVTPL as well as certain securitization and structured entities’ liabilities measured at FVTPL.

BMO Financial Group First Quarter Report 2023

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at January 31, 2023 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity (2)	Corporate equity	4,161	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	4x	19x
NHA MBS, U.S. agency MBS and CMO	NHA MBS, U.S. agency MBS and CMO	595	Discounted cash flows	Prepayment rate	3%	12%
			Market Comparable	Comparability Adjustment (3)	(3.77)	6.66

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)
Included in private equity is $812

million of U.S. Federal Reserve Bank and U.S. Federal Home Loan Bank shares that we carry at cost as at January 31, 2023 ($832 million as at October 31, 2022), which approximates fair value, and are held to meet regulatory requirements.

(3)	Range of input values represents price per security adjustment (Canadian $).

na	– not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following table presents significant transfers between Level 1 and Level 2 for the three months ended January 31, 2023 and January 31, 2022:

(Canadian $ in millions)
For the three months ended		January 31, 2023		January 31, 2022
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	848	2,129	2,655	2,526
FVTPL securities	17	299	129	17
FVOCI securities	1,637	1,282	3,119	2,143
Securities sold but not yet purchased	185	2,150	629	833
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three months ended January 31, 2023 and January 31, 2022, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group First Quarter Report 2023

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	985	(13)	(22)	145	(143)	-	17	(374)	595	(3)
Corporate debt	3	-	-	4	-	-	-	(2)	5	-
Total trading securities	988	(13)	(22)	149	(143)	-	17	(376)	600	(3)
FVTPL Securities
Corporate debt	8	-	-	3	-	-	-	-	11	-
Corporate equity	4,044	5	(44)	220	(63)	(1)	-	-	4,161	22
Total FVTPL securities	4,052	5	(44)	223	(63)	(1)	-	-	4,172	22
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	153	-	(1)	4	-	-	-	-	156	na
Total FVOCI securities	154	-	(1)	4	-	-	-	-	157	na
Business and Government Loans	20	-	-	115	-	(15)	-	-	120	-
Other Assets	49	(3)	-	22	-	(2)	-	-	66	(3)
Derivative Assets
Foreign exchange contracts	26	(26)	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	13	-	-	-	-	13	-
Equity contracts	-	-	-	-	-	-	1	-	1	-
Total derivative assets	26	(26)	-	13	-	-	1	-	14	-
Other Liabilities	2	-	-	1	-	-	-	-	3	-
Derivative Liabilities
Foreign exchange contracts	-	12	-	-	-	-	-	-	12	(38)
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	12	-	-	-	-	-	-	14	(38)

		Change in fair value			Movements		Transfers
For the three months ended January 31, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at January 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(44)	19	382	(192)	-	114	(86)	868	8
Corporate debt	7	(1)	(1)	9	-	-	-	(1)	13	(1)
Total trading securities	682	(45)	18	391	(192)	-	114	(87)	881	7
FVTPL Securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	2,442	76	36	713	(81)	-	-	-	3,186	78
Total FVTPL securities	2,442	76	36	713	(81)	-	-	-	3,186	78
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	2	11	-	-	6	-	151	na
Total FVOCI securities	133	-	2	11	-	-	6	-	152	na
Business and Government Loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	-	-	-	-	-	-	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Total derivative assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	-	-	-	-	-	-	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	-	-	-	-	-	-	-	2	-

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on January 31, 2023 and 2022 are included in earnings for the period.
  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na – not applicable

BMO Financial Group First Quarter Report 2023

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at January 31, 2023, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 2.5
% Domestic Stability Buffer (DSB) applicable to D-SIBs. On December 8, 2022, OSFI announced that the DSB level will be set at
3
% of total risk-weighted assets as of February 1, 2023. In addition, OSFI increased the DSB’s range from
0
% to
2.5
%, to
0
% to
4
%. Our capital position as at January 31, 2023 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	January 31, 2023	October 31, 2022
CET1 Capital	63,115	60,891
Tier 1 Capital	69,988	67,121
Total Capital	78,356	75,309
Total Loss-Absorbing Capacity (TLAC)	129,237	120,663
Risk-Weighted Assets	347,454	363,997
Leverage Exposures	1,181,914	1,189,990
CET1 Ratio	18.2%	16.7%
Tier 1 Capital Ratio	20.1%	18.4%
Total Capital Ratio	22.6%	20.7%
TLAC Ratio	37.2%	33.1%
Leverage Ratio	5.9%	5.6%
TLAC Leverage Ratio	10.9%	10.1%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.
Note 8: Employee Compensation
Stock Options
During the three months ended January 31, 2023, we granted a total of 1,322,817 stock options (1,028,255 stock options during the three months ended January 31, 2022) with a weighted-average fair value of $18.94 per option ($14.17 per option for the three months ended January 31, 2022).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2023	January 31, 2022
Expected dividend yield	4.5% - 4.6%	4.2%
Expected share price volatility	20.9%	16.8%
Risk-free rate of return	3.2%	1.8% - 1.9%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	122.31	135.58
  Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2023	January 31, 2022	January 31, 2023	January 31, 2022
Current service cost	41	59	1	2
Net interest (income) expense on net defined benefit (asset) liability	(17)	(7)	11	9
Past service cost (income)	(1)	-	-	-
Gain on settlement	-	(1)	-	-
Administrative expenses	2	1	-	-
Remeasurement of other long-term benefits	-	-	-	-
Benefits expense	25	52	12	11
Government pension plans expense (1)	76	65	-	-
Defined contribution expense	81	65	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	182	182	12	11

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.

BMO Financial Group First Quarter Report 2023

Note
9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2023	January 31, 2022
Net income	247	2,933
Dividends on preferred shares and distributions on other equity instruments	(38)	(55)
Net income available to common shareholders	209	2,878
Weighted-average number of common shares outstanding (in thousands)	691,259	648,359
Basic earnings per common share (Canadian $)	0.30	4.44
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2023	January 31, 2022
Net income available to common shareholders adjusted for impact of dilutive instruments	209	2,878
Weighted-average number of common shares outstanding (in thousands)	691,259	648,359
Effect of dilutive instruments
Stock options potentially exercisable (1)	4,760	5,507
Common shares potentially repurchased	(3,392)	(3,529)
Weighted-average number of diluted common shares outstanding (in thousands)	692,627	650,337
Diluted earnings per common share (Canadian $)	0.30	4.43

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of
1,919,719
with a weighted-average exercise price of $138.48 for the three months ended January 31, 2023 (692,954 with a weighted-average price of
$144.13
for the three months ended January 31, 2022) as the average share price for the period did not exceed the exercise price.

Note 10: Income Taxes
On December 15, 2022, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time 15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated for the first year). During the quarter, we recorded a one-time tax expense of $371 million in income tax expense, including $
312
million relating to the CRD, and $
59
million relating to the pro-rated fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.
Canadian tax
 authorities have reassessed us for additional income tax and interest in an amount of approximately $1,425 million, to date, in respect of certain
2011-2017
Canadian corporate dividends. Those reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We expect to be reassessed for income tax in respect of similar activities undertaken in 2018. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.

BMO Financial Group First Quarter Report 2023

Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2022.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	2,030	1,489	313	719	(530)	4,021
Non-interest revenue	599	302	2,191	999	(1,642)	2,449
Total Revenue	2,629	1,791	2,504	1,718	(2,172)	6,470
Provision for (recovery of) credit losses on impaired loans	154	48	1	(3)	(4)	196
Provision for (recovery of) credit losses on performing loans	10	14	5	(7)	(1)	21
Total provision for (recovery of) credit losses	164	62	6	(10)	(5)	217
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,193	-	-	1,193
Depreciation and amortization	132	107	68	78	-	385
Non-interest expense	985	726	878	1,013	434	4,036
Income (loss) before taxes	1,348	896	359	637	(2,601)	639
Provision for (recovery of) income taxes	368	198	82	134	(390)	392
Reported net income (loss)	980	698	277	503	(2,211)	247
Average assets (3)	312,216	157,758	53,225	424,503	225,916	1,173,618

For the three months ended January 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,787	1,156	272	924	(120)	4,019
Non-interest revenue	620	363	1,133	1,015	573	3,704
Total Revenue	2,407	1,519	1,405	1,939	453	7,723
Provision for (recovery of) credit losses on impaired loans	100	3	-	(16)	(1)	86
Provision for (recovery of) credit losses on performing loans	(76)	(77)	4	(35)	(1)	(185)
Total provision for (recovery of) credit losses	24	(74)	4	(51)	(2)	(99)
Insurance claims, commissions and changes in policy benefit liabilities	-	-	81	-	-	81
Depreciation and amortization	125	107	66	75	-	373
Non-interest expense	899	605	842	966	161	3,473
Income before taxes	1,359	881	412	949	294	3,895
Provision fo r income taxes	355	200	97	244	66	962
Reported net income	1,004	681	315	705	228	2,933
Average assets (3)	278,523	138,735	49,504	393,312	195,822	1,055,896

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three months ended January 31, 2023 are $1,078,963 million, including
$298,149
million for Canadian P&C,
$150,527
million for U.S. P&C, and
$630,287
 million for
all other operating segments including Corporate Services (for three months ended January 31, 2022 - Total: $972,687 million, Canadian
P&C:
$264,764
 million, U.S. P&C:
$131,569
 million and all other operating segments:
$576,354
 million).

Certain comparative figures have been reclassified to conform with the current period’s presentation.
Note 12: Acquisitions
Acquisitions
Bank of the West
On December 20, 2021, we announced a definitive agreement with BNP Paribas to acquire 100% of the outstanding shares of Bank of the West and its subsidiaries. All regulatory approvals for the acquisition were received and the acquisition closed on February 1, 2023, for a cash purchase price of US
$13.8
billion. Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. The merger enables BMO’s market extension in Bank of the West’s primary markets, including California, and accelerates BMO’s commercial banking expansion.
The acquisition will be reflected in our results in the second quarter of fiscal 2023 as a business combination, primarily in the U.S. P&C reporting segment. The purchase price will be allocated to the identifiable assets and liabilities of Bank of the West, on the basis of their relative fair values, with the difference recorded as goodwill. Due to the proximity of the close date to the release of our interim consolidated financial statements, we are not able to finalize the initial accounting for the acquisition, including the valuation of assets acquired and liabilities assumed including loans, intangible assets, goodwill, deposits and contingent liabilities.

BMO Financial Group First Quarter Report 2023

The
fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates increased since announcement of the acquisition, the fair value of the acquired fixed rate assets (in particular, loans and securities) has decreased, resulting in higher goodwill on close as compared to our estimates on the announcement date. Conversely, the fair value of floating rate assets (liabilities) and non-maturity
deposits approximates par, providing no natural fair value change offset.
Changes in goodwill relative to our original assumptions announced on December 20, 2021 impacted capital ratios on close because goodwill is treated as a deduction from capital under OSFI Basel III rules. In addition, given that the purchase price of the acquisition was in U.S. dollars, changes in foreign exchange translation between the Canadian dollar relative to the U.S. dollar between the announcement and the close of the acquisition resulted in a change to the Canadian dollar equivalent goodwill.
To mitigate the impact of changes in interest rates between announcement and close, we entered into pay fixed/receive float interest rate swaps and purchased a portfolio of matched duration government debt securities and other balance sheet instruments that generate interest income (the impact of which is recorded in Corporate Services). We recorded mark-to-market
(losses) gains of

$
(1,628)
 million and $
517
 million on the swaps for the three months ended January 31, 2023 and January 31, 2022, respectively, in our Consolidated Statement of Income in non-interest
revenue, trading revenues, as the swaps do not qualify for hedge accounting. Government debt securities and other instruments, which are measured at amortized cost, generated (losses) gains of
$
(383)
 million and $
45

million in our Consolidated Statement of Income in interest, dividend and fee income, securities, for the three months ended January 31, 2023 and January 31, 2022, respectively.
To mitigate changes in the Canadian dollar equivalent of the purchase price on close, we entered into forward contracts, which qualify for hedge accounting. Changes in the fair value of these forward contracts of
$(264) million and $(234)

million for the three months ended January 31, 2023 and January 31, 2022, respectively, were recorded in Other Comprehensive Income until close of the transaction. On close, the accumulated gains in Other Comprehensive Income reduced the Canadian dollar equivalent of the purchase price.
Leasing Solutions Canada Inc.
On February 1, 2023, we acquired Leasing Solutions Canada Inc. from BNP Paribas. The acquisition will be reflected in our results in the second quarter of fiscal 2023 as a business combination, in the Canadian P&C reporting segment and is not material to the bank.
Radicle Group Inc.
On December 1, 2022, we completed the acquisition of Radicle Group Inc. (Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management, for 1.2 million BMO common shares for a total value of $153 million plus cash consideration of $42

million. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.
As part of this acquisition, we acquired intangible assets of $61 million and goodwill of $89 million. The intangible assets are being amortized over 3 to 15 years. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
Radicle
Goodwill and intangible assets	150
Other assets	85
Total assets	235
Liabilities	40
Purchase price	195
  The purchase price allocation for Radicle is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group First Quarter Report 2023